Strasbourg, October 13, 2005

TRANSGENE SIGNS AGREEMENT FOR THE PRODUCTION OF
INNOGENETICS’ HEPATITIS B THERAPEUTIC VACCINE CANDIDATE

Transgene S.A., Strasbourg, France (Eurolist Paris: FR0005175080) today announced that it has signed a manufacturing agreement with Innogenetics, a biotechnology company located in Gent, Belgium, to produce Innogenetics’ clinical-grade Hepatitis B therapeutic vaccine candidate. Transgene will be paid a fixed total amount, with installments made at specified times over the life of the contract.

The vaccine construct has been developed by Transgene under a previous service agreement with Innogenetics. It uses the MVA (Modified Vaccinia Ankara) vector technology to express polyepitopes of the hepatitis B virus. Production of the vaccine will take place in Transgene’s manufacturing unit located near Strasbourg, using its proprietary manufacturing process and will include generation of a clinical batch and related pharmaceutical intermediates.

“We are very pleased that Innogenetics continues to utilize Transgene’s technology in its new Hepatitis B therapeutic vaccine,” stated Philippe Archinard, Chief Executive Officer of Transgene. “It is a recognition of our leading expertise in the engineering and manufacturing of viral recombinant vaccines. This agreement also enables us to deliver on our promises to better leverage our assets, including our bio-manufacturing capacities.”

About Transgene

Transgene is a France-based biopharmaceutical company dedicated to the development of therapeutic vaccines and immunotherapeutic products in oncology and infectious diseases. The company has three compounds in Phase II trials and one compound in Phase I study. Transgene has bio-manufacturing capacities for the production of viral-based vectors and technologies available for out-licensing. For further information about Transgene, please visit www.transgene.fr

This press release contains forward-looking statements concerning manufacturing activities to be performed under contract by Transgene. However, as is the case with the production of highly advanced biopharmaceutical products, technical difficulties may arise which cause delays in production or unanticipated costs. Actual results may therefore be less favorable than anticipated. For a description of the risks facing Transgene, see Transgene’s Annual Report on Form 20-F and its other reports on file with the U.S. Securities and Exchange Commission.

Press Contacts:

Transgene	Image 7
Philippe Poncet, CFO +33 3 88 27 91 21	Estelle Guillot-Tantay Tiphaine Hecketsweiler +33 1 53 70 74 93